SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
1/25/06


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein, Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

NA_______________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

2,097,472

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.42%

14. TYPE OF REPORTING PERSON

NA
________________________________________________________________

1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

655,364

8. SHARED VOTING POWER

34,244

9. SOLE DISPOSITIVE POWER

1,371,923_______________________________________________________

10. SHARED DISPOSITIVE POWER
725,549

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

2,097,472

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.42%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________


1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

725,549

8. SHARED VOTING POWER
0
0
9. SOLE DISPOSITIVE POWER

0_______________________________________________________

10. SHARED DISPOSITIVE POWER
725,549
11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

725,549

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

2.91%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

This statement constitutes amendment No.8 to the Schedule 13D filed on October 20, 2004. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 2 is amended as follows:
Item 2. IDENTITY AND BACKGROUND

This statement is filed on behalf of Bulldog Investors, Phillip Goldstein, 60 Heritage Drive, Pleasantville, NY 10570 a principal of Bulldog Investors and Andrew Dakos, 43 Waterford Drive, Montville, NJ 07045, also a principal of Bulldog Investors. Mr. Goldstein and Mr. Dakos are self-employed investment advisors.

During the past 5 years neither Mr. Goldstein nor Mr. Dakos has been convicted in a criminal proceeding, nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,federal or state securities laws or finding any violation with respect to such laws.


Mr. Goldstein and Mr. Dakos are United States citizens.



Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
Advance Notification (See Exhibit 1).

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the semi-annual report dated June 30th, 2005 there were 24,910,025 shares of GF outstanding. The percentage set forth in this item (5a) was derived using such number.

Bulldog Investors, Phillip Goldstein and Andrew Dakos are deemed to be the beneficial owner of 2,097,472 shares of GF or 8.42% of the outstanding shares.
Mr. Phillip Goldstein is deemed to be the beneficial owner of 2,097,472 shares of GF or 8.42% of the outstanding shares. Mr. Dakos is deemed to be the beneficial owner of 725,549 shares of GF or 2.91% of the outstanding shares.

b. Power to dispose of securities resides solely with Mr. Goldstein for 1,371,923 shares and jointly with Mr. Dakos for 725,549 shares. Power to vote securities resides solely with Mr. Goldstein for 655,364 shares and jointly for 34,244 shares. Power to vote securities resides solely with Mr. Dakos for 725,549 shares.

c. During the last sixty days the following shares of common stock were sold:

1/12/06            6200 @ 10.8
1/11/06            5500 @ 10.78
1/6/06             6000 @ 10.65
1/5/06             1300 @ 10.65
1/4/06             5000 @ 10.5
1/3/06             25400 @ 10.27
            9800 @ 10.26
            15000 @ 10.25
12/29/05    5000 @ 10.4

d. Beneficiaries of accounts managed by Mr. Phillip Goldstein and Mr. Dakos are entitled to receive any dividends or sales proceeds.

Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Advance Notification
Exhibit 2. Joint Filing Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 1/25/06

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein


By: /S/ Andrew Dakos
Name:     Andrew Dakos








Exhibit 1.

                   Opportunity Partners L.P.,
            60 Heritage Drive, Pleasantville, NY 10570
    (914) 747-5262 // Fax: (914) 747-5258//oplp@optonline.net



                                   January 25, 2006

Carole Coleman, Corporate Secretary
The Board of Directors
The New Germany Fund, Inc.
345 Park Avenue
New York, NY 10154

Dear Ms. Coleman and Board Members:

As you know, litigation is pending regarding the validity of the Fund's so-called qualifications bylaw and the results of last year's annual meeting. We believe that, if not for the board's adoption of preclusive qualifications for director that are obviously designed to perpetuate its control over the Fund (and its refusal to waive the qualifications), our slate of directors would have been elected and our open-ending proposal would have passed by an overwhelming 71% to 29% margin. Moreover, a similar proposal was adopted by a 61% to 39% margin the previous year. Over the past two months, we have tried in vain to reach out to the board in an attempt to resolve the litigation and to avert another proxy contest. In light of the shareholders' desire to be afforded an opportunity to realize net asset value, we cannot understand why the board has refused to even discuss this matter. The only conclusion we can draw now is that it will continue to pay millions of dollars of shareholder funds to its consigliores to prevent a democratic election. That is great for Sullivan & Cromwell's bottom line but not so good for the Fund's shareholders. In view of the board's intransigence, it appears we have no choice but to pursue another proxy contest.
Assuming there will be three directors elected in 2006, we hereby give notice that we intend to nominate Lawrence Goldstein, Richard Shaker and Brad Orvieto for election as directors. Like virtually every shareholder of the Fund, none of them meets the notorious "qualifications" set forth in the Fund's bylaws although if it means anything to the board, Mr. Orvieto happens to be a director of Temple Kol Ami and a member of the Anti-Defamation League Civil Rights Committee. More importantly, unlike the incumbent directors who have demonstrated their contempt for shareholder rights, each of our nominees is committed to abide by the wishes of the shareholders. We think that is more important than any so-called "qualifications" Sullivan & Cromwell can conjure up to entrench the incumbent directors.

We also intend to submit a "ballot access" proposal to nullify any impediments to a democratic election. If the board is willing to allow a democratic election for directors, we will withdraw our "ballot access" proposal and provide the board with any reasonable information it requires about our nominees. However, if it persists in refusing to allow shareholders to vote for our nominees on the dubious grounds that they do not meet the board's self-serving "qualifications," there is no point in providing any further information. Our "ballot access" proposal reads as follows:

     Notwithstanding any provision of the Fund's bylaws to the
contrary, at any    meeting of shareholders (1) any beneficial or
registered shareholder of the Fund      shall be entitled to make
nominations for the board of directors and (2) the shareholders may vote for and elect as directors any persons so nominated.

We intend to solicit proxies from other shareholders and to seek
reimbursement from the Fund for our solicitation expenses.   If
there is any additional information that will induce the board to allow the directors to be democratically elected, please so advise us and we will endeavor to provide it. Finally, please advise us immediately if you believe this notice is deficient in any way so that we can promptly cure any deficiency.

                                        Very truly yours,


                                   Phillip Goldstein
                                   Portfolio Manager

p.s. We are taking the liberty of advising shareholders that have asked us what they can do to persuade the board to afford them an opportunity to realize NAV to communicate their views to Ms.
Patricia Rosch Carrington at 212-454-2123    who will hopefully
relay them to the board.  Please confirm with Sullivan &
Cromwell whether the bylaws allow shareholders to do that. Thank you.


Exhibit 2

Joint Filing Agreement

In accordance with Rule 13d-1 (k) (1) under the Securities
Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D
(and all further amendments filed by them) with respect to the shares of GF.

Dated: 1/25/06


By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:     Andrew Dakos